ASTRA (Nasdaq: ASTR)

Investor Deck

August 2021



ASTRA

DISCLAIMER AND FORWARD-LOOKING STATEMENTS

This presentation (this "Presentation") contains certain "forward-looking statements" within the meaning of the federal securities laws with respect to Astra Space, Inc. ("Astra" or the "Company"), including statements regarding Astra's or its management team's expectations, hopes, beliefs, intentions or strategies regarding the Company, its products, services and technologies, as well as regarding the Company's growth and financial performance in the future. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on the Company's current expectations and beliefs concerning future developments and their potential effects on Astra. There can be no assurance that the future developments affecting Astra will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Astra's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and include those set forth in our public reports on file with the Securities and Exchange Commission. Except as required by law, Astra is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

This Presentation contains statistical data, estimates and forecasts that have been provided by Astra and/or are based on independent industry publications or other publicly available information, as well as other information based on Astra's internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been provided by Astra and/or contained in these industry publications and other publicly available information.

Accordingly, none of Astra nor its respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. Certain amounts related to the transaction described herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein.

Non-GAAP Financial Measures. This Presentation includes non-GAAP financial measures. Astra believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Astra's financial condition and results of operations. Astra's management uses certain of these non-GAAP measures to compare Astra's performance to that of prior periods for trend analyses and for budgeting and planning purposes.

CHRIS KEMP — CO-FOUNDER, CHAIRMAN & CEO

Agenda

- Spacetech – the Next Frontier
- Rapid Iteration and Manufacturing Efficiency
- Launch Services
- Apollo Fusion – Orbital Ignition
- Customers Announcements
- Building Out Our Talented Team
- Board of Directors
- Kelyn Brannon – 2Q21 Earnings



ASTRA

SPACE IS THE NEXT ECONOMIC FRONTIER

Astra is the third privately-funded U.S. company in history to reach space and demonstrate orbital capability

$1.0+ Trillion
Total Space Economy in 2040[(1)]

$216 Billion
Satellite Manufacturing Spending through 2030[(2)]

$40.7 Billion
Government Investment in Space[(3)]

400+
Private U.S. Companies[(4)]



Source: Wall Street Research, Space Capital.
(1) Per Morgan Stanley Research.
(2) Based on projected FY'21 DoD and NASA budgets from Jefferies, What's Up in Space: New Launchers, Same Incumbents (Aug. 2020).
(3) Companies currently operating space assets or with plans to launch them in the next 3 years.
(4) Companies currently operating space assets or with plans to launch them in the near term.

ASTRA

SUPPLY CONSTRAINED MARKET

Leading to a rapidly growing pipeline

$150M BACKLOG (1)

$1.2B PIPELINE

Amongst a great diversity in number of customers and verticals

- BROADBAND
- EARTH OBSERVATION
- MARITIME
- POINT-TO-POINT
- IOT/M2M CONNECTIVITY
- GOVERNMENT

(1) Also known as contracted revenue.
Source: Company estimates

SPACETECH ECONOMY

Small satellites + low-cost launch

Planet Dove Satellite



NASA Landsat Satellite





LEO (Low Earth Orbit)

"HYPERSCALE" SPACE

500 miles from Earth (1)

GEO is 44x farther away than LEO

GEO (Geosynchronous Orbit)

"MAINFRAME" SPACE

22,236 miles from Earth (1)

(1) Approximately

ASTRA

SPACETECH ECONOMY

Small satellites + low-cost launch

LEO "HYPERSCALE" SPACE			GEO "MAINFRAME" SPACE	
Distance	500 miles (1)	**98% closer**	22,000 miles (1)	**Distance**
Satellite price	$400,000 (1)	**98% cheaper**	$200,000,000 (1)	**Satellite price**
Launch price	$3,000,000 (1)	**97% cheaper**	$100,000,000 (1)	**Launch price**
Volume	1,000s/year (1)	**100x increase**	10s/year (1)	**Volume**



500 miles from Earth (1)

22,236 miles from Earth (1)

(1) Approximately

ASTRA

RAPID ITERATION DEEPENS COMPETITIVE MOAT

KEYS TO SUCCESS:

- Technology de-risked by success of launches
- Rapidly enhance and re-launch rockets
- Automation to optimize costs and streamline improvements



2020
Rocket BOM + Labor
$2M each for 3 rockets
2023
Target BOM + Labor
$1M each for 30+ rockets
2025
Target BOM +
Labor $500k each
for 300+ rockets
10x VOLUME INCREASE
REDUCE VARIABLE COGS 50%
10x VOLUME INCREASE
REDUCE VARIABLE COGS 50%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
OCT '16 Founded Company
APR '17 Opened Orion Test Facility
DEC '17 Begin Testing Rocket 1.0
JUL '18 First test launch
NOV '18 Second test launch
JUN '19 Opening of Astra rocket factory
MAR '20 DARPA Challenge
SEP '20 1st orbital launch attempt
DEC '20 Demonstrated orbital capability

ASTRA

A "MODEL T" FOR THE SPACE INDUSTRY

Alameda Naval Air Station HQ — expanding to 350k sq. ft., 20-acre campus

Efficiency-driven manufacturing processes + automation in a world-class development and production facility, using readily available materials.






Future Expansion Space
Current development + production

SOFTWARE-DRIVEN MANUFACTURING EFFICIENCY



TEST MORE?
CHANGE VENDOR?
CHANGE MATERIAL?
PRICE OF SUBSTITUTE?
MAKE OR BUY?
REDUCE ASSEMBLY TIME?
TEST LESS?
INCREASE PERFORMANCE?



Product Lifecycle Management
Manufacturing Execution
AstraOS
Finance
Space Operations
Program Execution
Supply Chain

SPACETECH AT AN INFLECTION POINT

38,000+ satellites to be built + launched between 2020 - 2029[1]


Total Satellites Launched
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Today
4,062
40,746
~90% of satellites to be launched over the next decade weigh 300kg or less(2)
$100+ Billion launch market revenue over the next decade(3)

Source: Wall Street Research, Space Capital.
(1) Based on Euroconsult and Astra Management estimates.
(2) Based on Euroconsult estimates derived from 7,015 satellites with known mass.
(3) Factors in Euroconsult and Management estimates for satellite launches.

ASTRA

LAUNCH SERVICES
SPACE SERVICES
SPACEPORT SERVICES



RAPID
From payload delivery to launch within days

PORTABLE AND GLOBAL
Launch from anywhere in the world in 24 hours

AFFORDABLE
Most affordable launch system for small payloads

ASTRA

ASTRA IS UNIQUELY POSITIONED TO SERVE THE SATELLITE MARKET

		CADENCE	DEDICATED LAUNCH PRICE	NUMBER OF LAUNCHES IN LAST 12 MONTHS
ASTRA SMALL LAUNCH (<500 KG)	ASTRA 	300+ LAUNCHES / YEAR	$	1
VIRGIN ORBIT SMALL LAUNCH (<500 KG)	Virgin ORBIT 	< 50 LAUNCHES / YEAR	$$	2
ROCKET LAB SMALL + HEAVY LAUNCH(1) (<500 KG + >1500 KG(1))	ROCKET LAB 	< 50 LAUNCHES / YEAR	$$	7
ULA HEAVY LAUNCH (>1500 KG)	ULA United Launch Alliance 	< 30 LAUNCHES / YEAR	$$$$	4
SPACEX HEAVY LAUNCH (>1500 KG)	SPACEX 	< 30 LAUNCHES / YEAR	$$$$	30

Source: Company website, press, and Wall Street Research. Images are for generic and for illustration purposes only (not to scale).
(1) Heavy launch rocket (Neutron) planned for 2024 (pictured))

ASTRA

RECENT NEWS



APOLLO FUSION: FIRST ORBITAL THRUSTER IGNITES IN ORBIT

"...THE INDUSTRY'S FIRST FULLY FUNCTIONAL ELECTRIC PROPULSION ORBITAL TRANSFER VEHICLE...PAVES THE WAY FOR EXPANDING ORBITAL DESTINATIONS."

—PHILIP BRACKEN, VP OF ENGINEERING AT SPACEFLIGHT



Rendering by Spaceflight

Apollo Fusion TM

MULTI-LAUNCH CUSTOMER WINS

NASA

Announced February 2021
Multi-Launch Contract

planet.

Announced May 2021
Multi-Launch Contract

UNITED STATES SPACE FORCE

Announced August 2021
Multi-Launch Contract

BUILDING OUT OUR TALENTED TEAM



Joined February 2021

Benjamin Lyon
Chief Engineer



Joined March 2021

Carla Supanich
VP of People



Joined March 2021

Will Drewery
VP of Supply Chain



Joined March 2021

Gio Greco
SVP Product Engineering



Joined June 2021

Stratos Davlos
SVP Software

BOARD OF DIRECTORS



ACME
Goldman Sachs

Joined December 2017

Scott Stanford



Sun microsystems
ARISTA

Joined June 2021

Mike Lehman



McCAW CELLULAR, INC.
NEXTEL

Joined June 2021

Craig McCaw



DEPARTMENT OF DEFENSE UNITED STATES OF AMERICA
WESTEXEC ADVISORS

Joined August 2021

Michèle Flournoy



Microsoft
EY

Joined August 2021

Lisa Nelson

Note: Chris Kemp – Founder, Chairman & CEO and Adam London – Founder, CTO are also Astra Board Directors.

ASTRA

KELYN BRANNON — CFO

2Q21 EARNINGS RECAP

- Merger and PIPE Transaction Summary
- Q2 2021 Financial Results
- Q3 2021 Financial Outlook
- GAAP Financial Measures to Adjusted (non-GAAP) Financial Measures



KELYN BRANNON — CFO

MERGER AND PIPE TRANSACTION HIGHLIGHTS:

Merger and PIPE Added $464 Million to Astra Balance Sheet

- Merger with Holicity Generated $299.9 Million in Gross Proceeds
- Redemptions less than 11,000 of 30,000,000 shares
- PIPE generated $200 Million, led by BlackRock

S-1 Filed

- Shares Registered



KELYN BRANNON – CFO

SECOND QUARTER 2021 FINANCIAL HIGHLIGHTS:

- GAAP Net Loss was $(31.3) million
- Adjusted Net Loss was $(23.1) million
- Adjusted EBTIDA of $(21.4) million
- Capital Expenditures Totaled $8.5 million
- Cash at end of Second Quarter Totaled $452.4 million*



** Includes cash, cash equivalents and restricted cash*

KELYN BRANNON — CFO

THIRD QUARTER 2021 FINANCIAL OUTLOOK:

- Adjusted EBITDA between $(32.0) million and $(35.0) million
- Depreciation and Amortization between $1.0 million and $1.3 million
- Stock-based compensation between $6.0 million and $10.0 million
- Cash taxes of approximately zero
- Basic shares outstanding between 255 million and 260 million
- Capital expenditures between $10.0 million and $15.0 million



ASTRA

Q & A



ASTRA

APPENDIX

ASTRA

RECONCILIATION TO ADJUSTED (NON-GAAP) MEASURES

RECONCILIATION OF GAAP TO NON-GAAP *(in thousands except per share data)*	Three Months Ended June 30,		Six Months Ended June 30,	
	2021	2020	2021	2020
GAAP Net Loss	$ (31,297)	$ (8,825)	$ (190,269)	$ (20,806)
Loss on extinguishment of convertible notes	-	-	133,783	-
Stock based compensation	7,444	141	17,777	513
Non-recurring expenses	750	-	750	-
Adjusted Net Loss	(23,103)	(8,684)	(37,959)	(20,293)
Interest Expense	678	1,253	1,213	2,252
Income tax expense	-	-	-	-
Depreciation & Amortization	1,030	808	1,918	1,664
Adjusted EBITDA	$ (21,395)	$ (6,622)	$ (34,828)	$ (16,377)